A & C United Agriculture Developing Inc.

February 20, 2014

Ms. Beverly A. Singleton
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: A & C United Agriculture Developing, Inc.
Form 10-K for the fiscal year ended September 30, 2013
Filed December 16, 2013
File No. 333-179082

Dear Ms. Singleton:

We have filed on EDGAR the above Amendment No. 1 to the above Form 10-K, identified now as Form 10-K/A.

In response to the comments, please be advised that both were scrivener error issues, which we have corrected in this Form 10-K/A with an explanatory note before Part I.

As to each comment in your letter:

1.	A completely revised audit opinion that addresses your Comment One has been substituted for the one in the original 10-K.
2.	New Certifications, updated with the right title as noted in the comment was missing in the original 10-K, which address your Comment 2 have been added.

In accordance with Rule 12b-15, the filing refers on the cover page, the signature and certification pages and elsewhere in the filing to “10-K/A,” and all new signatures and dates as of the date of filing have been added.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely,

/s/ Yidan (Andy) Liu

Yidan (Andy) Liu, CEO and CFO